STATE OF DELAWARE

CERTIFICATE OF CHANGE OF REGISTERED AGENT AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.
The name of the corporation is Vroom, Inc.

.

2.
The Registered Office of the corporation in the State of Delaware is changed to

1209 Orange Street

(street), in the City of Wilmington ,

County of New Castle Zip Code 19801 . The name of the Registered Agent at such address upon whom process against this Corporation may be served is The Corporation Trust Company .

3.
The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By: /s/ Thomas Shortt

Authorized Officer

Name: Thomas Shortt

Print or Type